October 2, 2020

VIA EDGAR AND EMAIL TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoreLogic, Inc. (the “Company”)

DFAN14A filed September 25, 2020 (the “DFAN14A”)

Filed by Senator Investment Group LP, et al. (collectively, “Senator”)

File No. 1-13585

Dear Ms. Chalk:

We are writing on behalf of Senator in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 30, 2020 (the “Comment Letter”).

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the DFAN14A.

DFAN14A filed September 25, 2020 - General

1.

Avoid presenting statements of opinion as facts in your soliciting materials. Here is one example of a sentence that contains multiple opinions stated as fact: “We have offered compelling value and deal certainty from a uniquely qualified buyer.” In future filings please rephrase such statements to make it clear they represent your beliefs.

Senator acknowledges the Staff’s comment and advises the Staff that in future soliciting materials it will characterize such statements as assertions of opinion or belief.

October 2, 2020

2.	The following kinds of statements in the Letter to CoreLogic Shareholders require support and clarification in future soliciting materials:

•

“Accounting for either CoreLogic’s growth or its historical EBITDA-multiple range, our offer represents a multiple well in excess of transactions in the industry.” (Revise to identify the “transactions in the industry” referenced and the period to which you refer).

•

Cannae is led by William P/ Foley II (bill Foley), a prominent operator and investor with an established track record resulting in over $100 billion of market capitalization created for investors.” (Clarify the basis for these statements).

•	In paragraph 3 of the letter, the reference to “consensus estimates” of forward revenue and EBITDA should identify the sources of these projected figures.

•

“The four longest tenured directors have allowed CoreLogic to underperform peers by 532%. Other directors have overseen underperformance of 323%, 247%, and 75% depending on their respective tenures.” (Identify the peers to which you refer and the period referenced).

Senator acknowledges the Staff’s comment and advises the Staff that in future soliciting materials it will provide support and clarification for such kinds of statements.

October 2, 2020

*        *        *

In connection with these responses to the Staff’s comments, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

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